

10012942

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
6419 Shelby View Drive, Suite 110
Memphis, TN 38184

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Services, Inc. Employee Savings and Retirement Plan

Date 6/9/2010

Name: Philip Harris
Title: Chief Financial Officer



Exhibit 23

Consent of Independent Registered Public Accounting Firm

Advanced Services, Inc.
Employee Savings and Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 9, 2010, with respect to the statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2009 and 2008, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

New York, New York
June 9, 2010



ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

December 31, 2009 and 2008

Table of Contents

[i] Schedules required by Form 5500 that are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Telephone +1 212 758 9700
Fax +1 212 758 9819
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") as of December 31, 2009 and 2008, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 9, 2010

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Investments, at fair value (notes 3 and 4)	$ 6,663,409	$ 6,079,641
Loans to participants	321,603	404,591
Participant contributions receivable	5,718	—
Employer contributions receivable	3,639	—
Accrued dividends and interest	3,140	6,600
Total assets	6,997,509	6,490,832
Net assets available for plan benefits	$ 6,997,509	$ 6,490,832

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions/(reductions) to net assets attributed to:		
Investment income:		
Net appreciation/(depreciation) in fair value of investments (note 3)	$ 814,457	$ (2,428,003)
Dividends and interest	95,038	314,772
Total investment income/(loss)	909,495	(2,113,231)
Interest on loans to participants	23,306	31,786
Contributions:		
Participant	362,099	500,009
Employer	197,720	297,522
Total contributions	559,819	797,531
Total additions/(reductions)	1,492,620	(1,283,914)
Deductions from net assets attributed to:		
Benefits paid to participants	983,143	854,662
Expenses and loan fees (note 1)	2,800	3,300
Total deductions	985,943	857,962
Net increase/(decrease)	506,677	(2,141,876)
Net assets available for plan benefits at:		
Beginning of year	6,490,832	8,632,708
End of year	$ 6,997,509	$ 6,490,832

See accompanying notes to financial statements.

(1) Description of the Plan

The Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") is a defined contribution plan covering employees of Advanced Services, Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have completed six months of consecutive service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 197as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and trustee and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Advanced Services, Inc. Employee Savings and Retirement Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Effective September 11, 2008, participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options (prior to September 11, 2008, 5% increments were permitted):

(a) GE Common Stock Fund – This fund invests primarily in shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) American Century One Choice Funds - These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

American Century One Choice Portfolio: Aggressive

American Century One Choice Portfolio: Moderate

American Century One Choice Portfolio: Conservative

On May 15, 2009 the American Century One Choice Portfolio: Aggressive replaced the GE Aggressive Allocation Fund, the American Century One Choice Portfolio: Moderate replaced the GE Moderate Allocation Fund and the American Century One Choice Portfolio: Conservative replaced the GE Conservative Allocation Fund.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

(g) GE Institutional Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to contribute up to 70% of their compensation each year into the Employee Savings component of the Plan subject to limitations imposed by law of their pretax aggregate annual compensation from the Company, as defined in the Plan. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants were generally $16,500 and $15,500 in 2009 and 2008, respectively. For participants eligible to make catch-up contributions, the 2009 and 2008 limits on catch-up contributions were generally $5,500 and $5,000, respectively.

Employer Contributions

Effective January 1, 2008, the Employer shall contribute as a Safe-Harbor Company Matching Contribution, on behalf of each participant who elects 401(k) contributions an amount equal to 100% of the 401(k) contributions made on behalf of each such participant up to the first 3% of such participant's compensation plus 50% of the 401(k) contributions made on behalf of such participant up to the next 2% of such participant's compensation.

The Company makes profit sharing contributions to the Employee Savings component of the Plan. For the Retirement component of the Plan, the Company may, at its discretion, make contributions to the Plan. There were no profit sharing contributions in 2009 and 2008.

Vesting

Prior to January 1, 2008, employees were vested in Company matching contributions and Company profit sharing contributions in accordance with the following schedule:

Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 or more years	100%

Effective January 1, 2008, the Plan satisfied the requirements of Sections 401(k)(12) and 401(m)(11) of the Code to qualify as a Safe-Harbor 401(k) Plan. Safe-Harbor Company Matching contributions are matching contributions by a participating employer on behalf of a participant for a defined period. For Plan years beginning on and after January 1, 2008, a participant shall have fully vested rights to the value attributable to his or her profit sharing contributions. In addition, a Participant shall have fully vested rights at all times to the value of their 401(k) contributions account, safe-harbor company matching and rollover account.

Forfeitures

At December 31, 2009 and 2008 forfeited non-vested amounts (including unrealized appreciation/(depreciation)) totaled $13,034 and $35,240, respectively. These forfeitures may be used to reduce future Company contributions or pay Plan expenses. During 2009, $29,753 in forfeitures were used to reduce Company contributions. No forfeitures were used during 2008 to reduce company contributions. No forfeitures were used during 2009 or 2008 to pay plan expenses. Gains/(Losses) on earnings of forfeiture balances were $1,532 and ($2,699) in 2009 and 2008, respectively. Additions to forfeiture balances were $6,015 and $11,928 in 2009 and 2008, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and, effective September 11, 2008, bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day preceding the date on which the loan is approved by the Plan Administrator. Prior to September 11, 2008, the rate would be determined as of the last business day before the month in which the loan was requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Loans to participants at December 31, 2009 and 2008 were $321,603 and $404,591, respectively. Interest from loans to participants for the years ended December 31, 2009 and 2008 was $23,306 and $31,786, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, including earnings credited thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as a direct rollover.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan. For the mutual funds, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation/(depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

(b) Accounting Changes

The Financial Accounting Standards Board (FASB) has made the Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC combines all previously issued authoritative U.S. generally accepted accounting principles (GAAP) into one codified set of guidance organized by subject area. In these financial statements, references to previously issued accounting standards have been replaced with the relevant ASC references. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (ASU).

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Fair Value Measurements

We adopted ASC 820, Fair Value Measurement and Disclosures for all financial investments accounted for at fair value.

For financial assets and liabilities fair valued on a recurring basis, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. In addition, we retained independent pricing vendors to assist in valuing certain instruments.

The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include registered investment companies.

The Plan's ownership in the collective funds and the GE Stock Fund are carried at fair value based on the investment's net asset value per unit and included in Level 2.

When quoted market prices are unobservable, we obtain pricing information from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

See note 4 for additional information.

(e) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2009 and 2008:

	2009		2008	
GE Common Stock Fund	$ 444,800	*	$ 354,683	*
Mutual funds:				
GE Money Market Fund	1,531,995	*	1,723,229	*
GE Institutional Income Fund	936,520	*	1,053,960	*
GE Institutional International Equity Fund	784,238	*	600,132	*
GE Institutional U.S. Equity Fund	1,542,056	*	1,238,290	*
American Century One Choice Portfolio: Aggressive	208,988		—	
American Century One Choice Portfolio: Moderate	949,501	*	—	
American Century One Choice Portfolio: Conservative	78,515		—	
GE Aggressive Allocation Fund	—		126,194	
GE Moderate Allocation Fund	—		747,863	*
GE Conservative Allocation Fund	—		112,926	
GE Institutional Premier Growth Equity Fund	186,796		122,364	
Total mutual funds	6,218,609		5,724,958	
Total Investments, at fair value	$ 6,663,409		$ 6,079,641	

*Investment option representing more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) during 2009 and 2008 as follows:

	2009	2008
GE Common Stock Fund	$ 16,997	$ (387,240)
Mutual funds	797,460	(2,040,763)
Total	$ 814,457	$ (2,428,003)

Dividends and interest for the years ended December 31, 2009 and 2008 were $95,038 and $314,772, respectively.

(4) Fair Value Measurements

We adopted ASC 820 effective January 1, 2008 for all financial investments accounted for at fair value. This guidance establishes a new framework for measuring fair value and expands related disclosures.

Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also established a three-level valuation hierarchy based upon observable and non-observable inputs.

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund	$ —	$ 444	$ —	$ 444
Mutual funds	6,219	—	—	6,219
Total Investments, at fair value	$ 6,219	$ 444	$ —	$ 6,663

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund	$ —	$ 355	$ —	$ 355
Mutual funds	5,725	—	—	5,725
Total Investments, at fair value	$ 5,725	$ 355	$ —	$ 6,080

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2009 or 2008.

(5) Risks and Uncertainties

The Plan offers a number of investments options including GE Common Stock Fund and a variety of mutual funds. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contributions are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2009 and 2008 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2009	2008
Total Investments, at fair value per financial statements	$ 6,663,409	$ 6,079,641
Loans to participants	321,603	404,591
Total Investments per Form 5500	$ 6,985,012	$ 6,484,232

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2009

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares	Fair value
*	GE Common Stock Fund	Collective trust fund	54,939	$ 444,800
*	GE Money Market Fund	Mutual fund	1,531,995	1,531,995
*	GE Institutional Income Fund	Mutual fund	79,908	936,520
*	GE Institutional International Equity Fund	Mutual fund	60,841	784,238
*	GE Institutional U.S. Equity Fund	Mutual fund	70,575	1,542,056
	American Century One Choice Portfolio: Aggressive	Mutual fund	19,753	208,988
	American Century One Choice Portfolio: Moderate	Mutual fund	90,688	949,501
	American Century One Choice Portfolio: Conservative	Mutual fund	7,660	78,515
*	GE Institutional Premier Growth Equity Fund	Mutual fund	9,565	186,796
	Total Investments, at fair value			$ 6,663,409
*	Loans to participants	108 loans to participants with interest rates of 4.25% to 9.25%	—	321,603
	Total Loans to participants			$ 321,603
	Total Assets held at end of year			$ 6,985,012

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.